Adorno & Yoss
                         a limited liability partnership
                     350 East Las Olas Boulevard, Suite 1700
                       Fort Lauderdale, Florida 33301-4217
                   phone: (954) 763-1200, fax: (954) 766-7800
                                 www.adorno.com


Brian A. Pearlman                                Direct Line:  (954) 766-7879
                                                 Email:  bpearlman@adorno.com



                                November 23, 2005


VIA UPS
-------

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street NW
Washington, DC  20549

Attention:  Lisa Beth Lentini and Robert Burnett

         Re:      Alec Bradley Cigar Corporation
                  Amendment No. 1 to Schedule 14(c) Information Statement File No. 0-51511

Dear Sir and Madam:

         On behalf of Alec Bradley Cigar Corporation (the "Company"), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated November 9, 2005. The Company's responses below correspond numerically to the Comment Letter. References to the location of the revisions within the amended information statement have been included, where appropriate, and correspond to the marked courtesy copies provided to the Staff.

General
-------

Comment 1.   Please tell us what exemption from registration you are relying upon for the issuance of shares in the share exchange and describe the facts that make the exemption available to you.

         The Company is relying upon the exemption from registration provided by
Section 4(2) of the Securities Act. There are a limited number of shareholders of Online Vacation Center Holdings, Inc. All of the shareholders are deemed to be accredited investors. The shareholders have been provided with current information regarding the Company and have had the opportunity to ask questions about the Company. The shares issued pursuant to the share exchange will contain the appropriate legends restricting their transferability absent registration or applicable exemption. The exemption is described within the text on page 17.

United States Securities and Exchange Commission
November 23, 2005
Page 2 of 16

Comment 2.   Please include, in the first few pages of your information statement, a summary term sheet that describes only the most material terms of the proposed merger transaction in bullet point format. Refer to Item 1001 of Regulation M-A and also Section
             II.F.2 of Securities Act Release No. 7760 for a list of other issues that may be appropriately disclosed in the summary term sheet.

         The information statement has been revised to include a summary term sheet that describes only the most material terms of the proposed merger transaction in bullet point format. The term sheet commences on page 1.

Questions and Answers
---------------------

Comment 3.   Your question and answer section repeats information found in your summary section. Please treat the two sections as one summary section and consolidate like information while eliminating repetition.

         The information statement has been revised to consolidate the question and answer section and the summary section. The second summary section has been eliminated. A summary term sheet now appears before the question and answer section.

Comment 4.   Please clarify, in the summary and throughout your document, that the share exchange is a reverse merger in which the Online
             Vacation will be the surviving company. Further, please describe the change of control in connection with the reverse merger.
             Specifically address how management and the business will change, that current shareholders of Alec Bradley will experience substantial dilution, and disclose that current shareholders of Alec Bradley will collectively own only 9% of Online Vacation after the share exchange.

         In the summary and throughout the information statement the Company has revised text to indicate that the share exchange is a reverse merger in which Online Vacation Center will be the surviving company. Further, the summary has been revised to describe the change of control in connection with the reverse merger and to address how management and the business will change, that current shareholders of the Company will experience substantial dilution and that current shareholders of the Company will collectively own only 9% of the Company's common stock following the share exchange. The clarification is also completely detailed under the response to the summary question, "What are the implications of the proposals for Alec Bradley Cigar's current business?" commencing on page 7.

United States Securities and Exchange Commission
November 23, 2005
Page 3 of 16

Comment 5.   Please revise to state in the summary whether the proposed amendments to your articles and the adoption of your equity plan are contingent on the asset sale and share exchange with Online
             Vacation.

         The summary has been revised to state that, except for the name change, the proposed amendments to the Company's articles of incorporation and adoption of the equity plan are not contingent upon the asset sale and share exchange. See "Why is Alec Bradley proposing the name change?" through "Why is Alec Bradley Cigar proposing the adoption of the . . . compensation plan?" on pages 6-7.

Comment 6.   Please revise to briefly describe, in the summary and under your discussion of the asset sale and share exchange, your plans if the asset sale and merger agreement are not consummated.

         The summary has been revised to briefly describe the Company's plans if the asset sale and share exchange agreement are not consummated. Please see "What will happen if the asset sale and share exchange are not consummated?" on page 11 and also please see "Termination of Share Exchange Agreement" on page 21.

Comment 7.   We note that you state that your stock is "listed" on the OTCBB.
             For example, refer to pages 1, 3, 6, 13 and 17. Please revise to clarify that stock prices are "quoted" on the OTCBB.

         The information statement has been revised throughout to indicate that the Company's stock is quoted on the OTCBB.

Why are Alec Bradley Cigar and Online Vacation . . .
----------------------------------------------------

Comment 8.   Please revise to clarify how the reverse merger will result in giving your shareholders "a greater chance of realizing shareholder value than if we continue with our current cigar business" and providing Online Vacation's shareholders with "greater liquidity" and "greater access to capital markets."

         The response to the question has been clarified. Please see "Why is Online Vacation Center proposing the share exchange?" on page 5 and "Why is Alec Bradley Cigar proposing the share exchange with Online Vacation Center?" on page 6.

What will happen in the proposed share exchange?
------------------------------------------------

Comment 9.   In the eighth question, you disclose the $78,000 of related party notes that Mr. Rubin will forgive. Please tell us if this is part of the agreement or the basis for stating this matter. We note the debt is due in the normal course by December 31, 2005 and Mr.
             Rubin will own 100% of the cigar business after the transactions are completed. Please revise to update the balance of promissory notes and clarify the significance of this matter in determining the sales price of the cigar business.

United States Securities and Exchange Commission
November 23, 2005
Page 4 of 16

         The text has been revised to clarify that the amount due as of September 30, 2005 will be assumed by Alan Rubin in accordance with the terms of the asset purchase and share exchange. The balance of the note was not a factor in determining the asset sale price. The assumption of the note is part of the balance sheet that Mr. Rubin will assume. As such, the balance of the note has no bearing on the unaffiliated shareholders. See "What will happen in the proposed reverse merger?" on page 7.

What will Online Vacation Center Holdings' shareholders receive . . .
---------------------------------------------------------------------

Comment 10.  Please also disclose that current Alec Bradley's shareholders will not receive any stock or consideration in connection with the asset sale or merger agreement and will hold stock in a new company, Online Vacation Center, after the reverse merger.

         The response to the question has been revised to disclose that current Company shareholders will not receive any stock or other consideration in connection with the transactions and after the reverse merger will continue to hold stock in Alec Bradley Cigar which will be renamed Online Vacation Center. See page 8.

What are the implications of the proposals for Alec Bradley Cigars current . . .
--------------------------------------------------------------------------------

Comment 11.  Please revise your statements about Alec Bradley's cigar business continuing after the asset sale to clarify that your current stockholders will no longer hold any interest in the cigar business after the asset sale.

         The response has been revised to clarify that the Company's current stockholders will no longer hold any interest in the cigar business after the share exchange. See page 7.

United States Securities and Exchange Commission
November 23, 2005
Page 5 of 16

What are the risks to the proposals?
------------------------------------

Comment 12.  Please revise your statements under the answer to this question. We note that you state that Mr. Rubin is not withdrawing from the cigar business and that your decision to withdraw from the cigar business may be premature. Please clarify that your current stockholders will no longer hold any interest in Mr. Rubin's cigar business after the asset sale. Further, please revise to clarify what you mean in the last two sentences.

         The text has been have revised to clarify that the Company's current stockholders will no longer hold any interest in Mr. Rubin's cigar business after the asset sale. The last two sentences have been deleted. See response to the summary question, "What are the risks and disadvantages of the proposals to Alec Bradley Cigar and our current shareholders?" on page 6.

Summary of the sale of assets
-----------------------------

Comment 13.  Please describe in reasonable detail any negotiations, and any present or proposed agreement, arrangement, or understanding between Mr. Rubin and either you or your affiliates concerning the sale of assets transaction. In this regard, explain how you determined the sale price of 2.7 million shares and $78,000 of forgiveness in debts owed by the company and discuss the fairness of the consideration. Refer to Item 15(b) of Schedule 14A.

         Mr. Rubin, as the Company's principal stockholder and sole director, proposed the terms and conditions of the asset sale. The sale of assets was viewed in conjunction with the terms of the share exchange to determine the fairness of the entire transaction as a whole. As indicated above, the balance of the note was not a factor in determining the sale price. See page 5, "How was the fairness of the share exchange and sale of assets determined by the Alec Bradley Cigar Board of Directors?"

Comment 14.  Please state whether you considered any alternative transactions to the asset sale. If so, describe them and explain why they were eventually rejected, and if you have not considered any other transaction, explain why not.

         The text under the summary answer to the summary question "Why is Alec Bradley proposing the share exchange with Online Vacation Center?" discloses all prior possibilities for alternative transactions and why they were rejected. See pages 5-6.

United States Securities and Exchange Commission
November 23, 2005
Page 6 of 16

Comment 15.  Please provide bullet-point lists, discussing the material advantages and disadvantages both to you and to your shareholders arising from the asset sale.

         The summary has been revised to provide bullet point lists, discussing the material advantages and disadvantages both to the Company and to its shareholders arising from the asset sale. See pages 5-6, "Why is Alec Bradley Cigar proposing the share exchange with Online Vacation Center?" and "What are the risks and disadvantages of the proposals to Alec Bradley Cigar and our current shareholders?". A list of material advantages and disadvantages is also included within the Summary Term Sheet.

Interests of Certain Persons in the Share Exchange
--------------------------------------------------

Comment 16.  Please describe any interests and benefits to affiliates of
             Alec Bradley and Online beyond stock ownership.

         The summary answer to the summary question "What are the interests of the affiliates of Alec Bradley Cigar and Online Vacation Center?" has been revised to disclose all other benefits and interests. See pages 9-10.

Comment 17.  Footnote 2 indicates that Mr. Rudner may purchase privately from two third party shareholders, common stock at a $0.90 and at a price of $0.20. Please explain the disparity in prices for the shares and tell us whether there is an agreement currently in place for the purchase of the shares. Additionally, please identify whether any of the third parties are affiliates of Alec Bradley Cigar. In particular, please note whether the 500,000 shares Mr. Rudner may purchase at a price of $0.90 represents the interests of Mr. Ginsberg.

         The disclosure has been revised to indicate that Mr. Ginsberg has agreed to sell his shares to Mr. Rudner at a purchase price of $0.90 per share. The sale at a price of $0.20 per share is with an unrelated third party. The two stock sales were separately negotiated, arms length transactions and executed on different dates. A premium was placed on the larger block of shares held by Mr. Ginsberg. See pages 9-10.

United States Securities and Exchange Commission
November 23, 2005
Page 7 of 16

Accounting Treatment
--------------------

Comment 18.  Please state the accounting treatment under generally accepted accounting principles. Please revise to present the accounting treatment from the point of view of the surviving accounting entity. For example, it appears you should disclose that the share exchange will be accounted for as a reverse acquisition, if so, with Online Vacation Center as the surviving entity for accounting purposes and the assets and liabilities of Online Vacation Center carried forward at historical costs. Please revise or advise.

         The accounting treatment discussion has been revised to present the accounting treatment from the point of view of the surviving entity and to disclose that the share exchange will be accounted for as a reverse merger. See pages 10 and 35.

Cautionary Statement Concerning Forward Looking Information
-----------------------------------------------------------

Comment 19.  We note your reference to the Private Securities Litigation
             Reform Act. Section 21E(b)(1)(c) of the Securities Exchange Act of 1934 expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the issuer issues penny stock. Please delete references to the Litigation Reform Act.

         The references to the Litigation Reform Act have been deleted.

Proposal 1:  Sale of Assets
---------------------------

Comment 20.  Please include the information required by Item 202(a) of
             Regulation S-B and describe the effect of the penny stock rules on the trading of your common stock.

         The disclosure has been revised to include information required by Item 202(a) of Regulation SB and to describe the effect of the penny stock rules on the trading of the Company's common stock. See the section entitled, "Penny Stock Rules" commencing on page 22.

Comment 21.  Please describe any material differences in the rights of security holders as a result of the reverse merger with Online Vacation.

         The text has been revised to indicate that the rights of the security holders as a result of the reverse merger with Online Vacation will be affected as they pertain to the elimination of preemptive rights. See page 15.

United States Securities and Exchange Commission
November 23, 2005
Page 8 of 16

Background of the Share Exchange
--------------------------------

Comment 22.  Please describe any past contacts, transactions, or negotiations with Online Vacation. Refer to Item 14(b)(7) of Regulation M-A.

         Except as disclosed in the text, there were no other past contacts, transactions or negotiations. See "Background of the Share Exchange" commencing on page 16.

Effects of the Share Exchange
-----------------------------

Comment 23.  We note that $3 million of outstanding Online Vacation debentures will be converted into the common stock of Alec Bradley. Please describe the terms of conversion.

         The text has been revised to describe the terms of the exchange to indicate that Alec Bradley Cigar will issue an aggregate of 15,000,000 shares in exchange for all of the common stock of Online Vacation Center, inclusive of the Online Vacation Center debenture holders exchanging their debentures for shares of Alec Bradley Cigar common stock. The number of shares to be received by each shareholder and the debenture holder were agreed to by negotiations by and between the shareholders and the debenture holder. See "Effects of the Share Exchange" on pages 17 and 18.

Representations and Warranties
------------------------------

Comment 24.  Please remove the term "certain" from your disclosure and replace with more definite language.

         The term "certain" has been removed and replaced with more definite language.

Interests of Certain Persons in the Share Exchange
--------------------------------------------------

Comment 25.  In footnote 6, you indicate that shares held by the Cataldo
             Family Trust are not included in the total. Please tell us why Cataldo Family Trust shares have been excluded.

         The table has been revised to clarify the shareholder interests beneficially owned or controlled by Mr. Cataldo. The revised table commences on page 24.

Fairness Opinion
----------------

Comment 26.  As currently drafted, the discussion of Capitalink's opinion does not provide a meaningful summary of each of the analyses performed. Please revise Capitalink's summary so that it is written in clear, understandable language. Avoid unnecessary financial terms that make the disclosure very difficult to understand.

United States Securities and Exchange Commission
November 23, 2005
Page 9 of 16

             Rather, explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis. For example, please describe how equity value and enterprise value were calculated and weighed, and why particular multiples or discounts were used in each analysis.

         The discussion of the fairness opinion has been revised so that it is written in clear, understandable language. The Company has used its best efforts to simplify the discussion; however, the analysis associated with the fairness opinion is complex. The Company has also revised the disclosure to describe the specific analyses. See text beginning on page 25.

Comment 27.  You attempt to qualify by the entirety the discussion of
             Capitalink's methods use to determine fairness of the transaction by referring to the fairness opinion letter. However, it appears that the fairness opinion letter does not include a thorough discussion of the methods used to determine fairness. Please remove the qualification. Your disclosure should be accurate and complete.

         The qualification has been removed.

Comment 28.  Please provide us with copies of all material non-public information, including board books, projections and other materials exchanged among and relied upon by the parties.

         Limited non-public information was exchanged among or relied upon by the parties. This information was unaudited financial information and is attached hereto. On behalf of the parties, the Company has made a request of "confidentiality" in respect to the information contained therein.

Comment 29.  Provide us with any analyses, reports, presentations, or similar materials prepared for or by the financial advisors in connection with rendering each fairness opinion. In particular, please provide us with copies of the presentation and any materials presented on September 30, 2005.

         Information prepared by Capitalink is supplementally included hereto. On behalf of Capitalink, the Company has made a request of "confidentiality" in respect to the information contained therein.

United States Securities and Exchange Commission
November 23, 2005
Page 10 of 16

Comment 30.  Please discuss the negotiation process regarding the exchange ratio, including the possible exchange ratios that were considered.

         Following negotiations between the parties, it was agreed upon that the wholly owned interest in Online Vacation Center would be exchanged for 15,000,000 shares of Alec Bradley Cigar. The number of outstanding shares of Online Vacation Center prior to the reverse merger was not relevant to the fairness of the transaction. The determination was made based upon the value of the business and prospects of Online Vacation Center and the amount of dilution acceptable to the Online Vacation Center shareholders.

Comment 31.  Please describe the method of selecting Capitalink. Refer to
             Item 1015(b)(3) of Regulation M-A. Please also describe any material relationship between Capitalink and either you or Online Vacation. Refer to item 1015(b)(4). In addition, describe any instructions or limitations that Capitalink received from either you or Online Vacation. Finally, please disclose the fee paid for the fairness opinion.

         There were no prior relationships with Capitalink and the Company or with Capitalink and Online Vacation Center. The information statement has been revised to indicate how Capitalink was selected by the Company. No instructions or limitations were given to Capitalink. The information statement has also been revised to disclose the fee paid to Capitalink. See "Engagement and Compensation of Financial Advisor" on page 35.

Proposal 2:  Approval of the Amendment to the Articles of Incorporation . . .
-----------------------------------------------------------------------------

Comment 32.  Please describe the anti-takeover effect of preemptive rights.

         The text has been revised to describe the anti-takeover effects of preemptive rights. See page 36.

Proposal 5:  Adoption of the 2005 Management and Director Equity . . .
----------------------------------------------------------------------

Comment 33.  Please revise to include the information required by item
             10(a)(2) of Schedule 14A.

         The text has been revised to include the information required by Item 10(a)(2) of Schedule 14A. A table reflecting options to be issued under the plan has been provided. See page 44.

Legal Proceedings
-----------------

Comment 34.  Please describe the underlying legal proceeding that you refer to on page 50 including the names of the parties, the claim made

United States Securities and Exchange Commission
November 23, 2005
Page 11 of 16

             and location of the trial. Additionally, please tell us why the settlement caused you to recognize a gain.

         The settlement agreement contains a confidentiality provision. The Company has filed a confidentiality request with the SEC. A detailed summary of the underlying legal proceeding is attached hereto. Only limited disclosure has been added to the text and financial statements to explain the accounting consequences (recognition of gain). See "Legal Proceedings" on page 49.

Pro Forma Financial Information
-------------------------------

Comment 35.  Please revise the headnote on page 61 to state that the pro forma balance sheet assumes the transactions occurred as of June 30, 2005 (or September 30, 2005 when updated financial statements are required). The pro forma statements of operations should assume the transactions occurred at the beginning of the earliest year presented, i.e., January 1, 2004. Please revise.

         The Company has updated the pro forma financial information with the correct headnote information. See pages 58-61.

Comment 36.  Please revise to include a pro forma statement of operations for the year ending December 31, 2004, or tell us why you believe it is not required. See Item 310(d) of Regulation S-B.

         The Company has included a pro forma statement of operations for the year ending December 31, 2004. See page 60.

Comment 37.  Please revise the third column heading on page 62 to define "ABDC."

         The Company has revised the third column heading.

Comment 38.  Please revise to include a footnote or schedule showing the historical number of shares outstanding as of the most recent balance sheet and reconciling to the number of common shares that will be outstanding upon completion of the transactions.

         The Company has included a reconciliation of common shares outstanding. See page 61, footnote 1.

United States Securities and Exchange Commission
November 23, 2005
Page 12 of 16

Comment 39.  Please clarify why there is a pro forma adjustment eliminating the 4.5 million Alec Bradley shares since that is the legal entity and only 2.7 million shares will be eliminated in the sale of assets. Include a footnote stating the number of shares of Alec Bradley issued in exchange for the outstanding shares of Online Vacation. Please revise accordingly.

         The Company has revised the pro forma adjustment of shares and has included the information on share issuance in the reconciliation of common shares outstanding. See page 61, footnote 2.

Comment 40.  It is not clear why the average number of outstanding common shares, as shown on page 63, is different for the basic earnings per share calculation versus the fully diluted calculation. Please revise to include a footnote explaining what gives rise to the difference.

         A footnote on total stock options outstanding as of the effective date of the share exchange has been added to explain the difference for the basic earnings per share calculation versus the fully diluted calculation.

Comment 41.  Please revise to include a footnote with respect to the $3 million of subordinated debentures. If it is probable that the debentures will be converted to Online Vacation Center common stock as indicated in Note 11 to the interim financial statements, then you should show the pro forma effect of such a conversion including an adjustment for the related interest expense.

         The pro forma financial information has been revised to reflect the conversion of the debentures. The terms of the debenture conversion state that any outstanding and unpaid interest as of the effective date of the agreement will be paid in cash. Interest on the debentures was fully paid as of the latest Online Vacation Center interim statement, therefore, no adjustment is needed for the related interest expense.

Comment 42.  Please revise to show comparative per share information showing how the proposed transactions will impact shareholders of Online Vacation Centers and Alec Bradley. It appears you should show the impact of Mr. Rubin separately from the other current public shareholders of Alec Bradley. See Item 14(b)(10) of Schedule 14A.

         The Company has revised the information to include a footnote with comparative per share information showing how the proposed transactions will impact the shareholders of Online Vacation Center and the Company. Additionally, the Company has separated the shareholders of Alec Bradley into two groups: Alan Rubin and the other current public shareholders. See the schedule on page 61.

United States Securities and Exchange Commission
November 23, 2005
Page 13 of 16

Financial Statements of Online Vacation Center
----------------------------------------------

Comment 43.  Please revise to include a footnote explaining what the restricted cash relates to, how it is restricted and what event(s) will result in the release of the restriction(s). We note your accounting policy with respect to cash and cash equivalents that cash in the bank relates to cash and cash equivalents, and presumably not to restricted cash. Tell us where the restricted cash is held.

         The financial statements as of September 30, 2005 have been revised to include a footnote on restricted cash in the notes between Cash and Cash Equivalents and Revenue Recognition to read as follows:

         "Restricted Cash
         ----------------

         Restricted cash consists of collateral for two letters of credit and a reserve for credit card processing. The Company's credit card processor, Global Payments, holds a $280,000 reserve for credit cards processed. Global Payments will hold this reserve for as long as the Company uses them as their credit card processor. Certificates of deposit of $35,000 are collateral for two outstanding letters of credit due to expire in 2006. The letters of credit are required by industry and state regulations and will be renewed."

Comment 44.  Please provide us with additional information with respect to the settlement obligation and revise your disclosures, as appropriate, to clarify certain matters as we understand them. Please reconcile the activity in the settlement obligation account in 2004. Please confirm our understanding that the balance in the obligation account arose from accruals of expense in prior periods. If this is the case, then it appears that the characterization of the reversal of over accruals as a "gain" is not appropriate. Please revise management's discussion and analysis and/or the financial statements to clarify this point. Tell us how you determined the timing and amount of the initial accruals and when you determined to reverse these accruals. Finally, it appears that the statement of cash flows in 2004 should separately disclose the non cash adjustment of the liability balance. Please revise or advise.

         See response to Comment 34.

Comment 45.  Please confirm that Online Vacation Centers has no items of other comprehensive income. You may want to disclose this fact, if true.

         The financial statements as of September 30, 2005 have been revised to include a footnote on comprehensive income in the notes between Advertising Expense and Income Taxes to read as follows:

United States Securities and Exchange Commission
November 23, 2005
Page 14 of 16

         "Comprehensive Income
         ---------------------

         Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. At September 30, 2005, there were no items to be included in accumulated other comprehensive income."

Comment 46.  Please tell us about the nature of the capitalized relocation costs and your basis for capitalization or revise as necessary. See AICPA Technical Practice Aids Section 5290.04.

         Relocation costs of approximately $18,000 were incurred in December 2001 and have been capitalized over the original term of our office space lease of 42 months. These costs were fully amortized as of June 2005. The related amortization expense was $5,070 during the year ended December 31, 2004 and $2,535 during the six-month period ended June 30, 2005, respectively. Online Vacation Center has reviewed AICPA Technical Practice Aid Section 5290.04 and upon further consideration agrees that the costs should have been expensed when incurred, however this does not have a material impact on the financial statements as of December 31, 2004 and September 30, 2005.

Comment 47.  We note that there is no disclosure in Note 8 on page F-14 of any provision to convert the subordinate debentures into common stock of Online Vacation Centers. Please expand to disclose all pertinent terms of the notes. Revise your disclosure as appropriate such that the impact of the conversion on the shareholders and financial statements as well as the exchange transaction is transparent.

         There is no disclosure in Note 8 on page F-14 of any provision to convert the subordinate debentures into common stock of Online Vacation Center because the original debenture terms did not include a provision to convert to stock. The debentures will only be exchanged in conjunction with the share exchange agreement, which is disclosed in Note 10 to the interim financial statements.

Comment 48.  Please revise your disclosure including management's discussion and analysis to discuss the decrease in your income tax valuation allowance. Please tell us, and revise the filing as appropriate to explain how you determined the amount of the valuation allowance and any known trends with respect to this allowance.

         Management's discussion and analysis has been revised on page 51 to include a paragraph on our income tax valuation allowance as follows:

         "At December 31, 2004 the Company had net operating loss carry-forwards
(NOLs) of approximately $3,931,000, which expire between 2020 and 2022. A deferred income tax asset valuation allowance has been established against a

United States Securities and Exchange Commission
November 23, 2005
Page 15 of 16

portion of the deferred income tax asset, as management is not certain that the deferred income tax assets will be fully realized through the utilization of NOL carryforwards. The Company's first profitable year was 2003 and accordingly, the valuation allowance was decreased from 80% to 75% of the remaining NOL in 2003 and to 65% of the remaining NOL in 2004. In 2005, the Company decreased the valuation allowance to 60%, 55%, and then 50% of the remaining NOL in each succeeding quarter. The Company will continue to assess the valuation allowance on a quarterly basis. "

Comment 49.  Please expand the notes to the interim financial statements to include an affirmative statement regarding the inclusion of adjustments. See Instruction 2 to Item 310(b) of Regulation S-B.

         The notes to the interim financial statements have been revised to include a footnote between Use of Estimates and Cash and Cash Equivalents to read as follows:

         "Interim Financial Statements

         The interim financial statement presented herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The interim financial statements should be read in conjunction with the company's annual financial statements, notes and accounting policies included in the Company's year-end financial statements as of December 31, 2004. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of financial position as of September 30, 2005 and the related operating results and cash flows for the interim period presented have been made. The results of operations, for the period presented, are not necessarily indicative of the results to be expected for the year."

         We note the Staff's closing comments and have provided marked copies of the amendment. We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

                                                     Sincerely,

                                                     /s/ Brian A. Pearlman
                                                     ---------------------
                                                     Brian A. Pearlman

BAP/sm

cc:      Alec Bradley Cigar Corporation
         Online Vacation Center Holdings, Inc.

United States Securities and Exchange Commission
November 23, 2005
Page 16 of 16




                         Alec Bradley Cigar Corporation
                        3400 S.W. 26th Terrace, Suite A-1
                              Dania, Florida 33312


                                November 23, 2005


United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street NW
Washington, DC  20549

         Re: Schedule 14C Information Statement, File No. 0-51511

Dear Staff:

         In connection with responding to the Staff's comments to the Company's Information Statement on Schedule 14C, the Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to Staff comments do not preclude the Commission from taking any action with respect to the filing; and

         o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Sincerely,


                                                     /s/ Alan Rubin
                                                     --------------
                                                     Alan Rubin
                                                     Chief Executive Officer